LiftWave I and LiftWave I EB, a series of Wefunder SPV, LLC

1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Date: [EFFECTIVE DATE]

LiftWave, Inc.
1 Union Square
Somerville, MA 02143
Attn: Hiten Sonpal

Re: Investment in LiftWave, Inc., a Delaware corporation (the "Company")

LiftWave I and LiftWave I EB, a series of Wefunder SPV, LLC ("WeFunder") have been formed to purchase shares of the Company's Series A-1 Preferred Stock at a price per share of $7.4639, $0.001 par value per share (the "Series A-1 Preferred Stock") and Series A-3 Preferred Stock at a price per share of $8.5835, $0.001 par value per share (the "Series A-3 Preferred Stock") pursuant to that certain Series A Preferred Stock Purchase Agreement, dated April 10, 2024, as amended from time to time, by and among the Company and the other signatories thereto (the "SPA").

In light of this, Wefunder is unable to make any representation in the SPA (i) that indicates that Wefunder has not been formed for the specific purpose of investing in the Company (the "Non-SPV Rep"), (ii) that indicates that Wefunder is an accredited investor (the "Accredited Investor Rep"), (iii) that indicates that Wefunder, nor any of its affiliates, has engaged in any general solicitation or published any advertisement in connection with the purchase of the Series A-1 Preferred Stock and the Series A-3 Preferred Stock (the "General Solicitation Rep") and/or (iv) that indicates that Wefunder must provide its address on Exhibit A to the SPA (the "Residence Rep" and, together with the General Solicitation Rep, the Accredited Invested Rep and the Non-SPV Rep, the "Reps").

As we prepare for an investment in your Company, we are asking that you enter into this side letter to acknowledge the above disclosures, and to agree that, notwithstanding anything to the contrary stated in the SPA, you acknowledge that we are not making the Reps. At the time of our investment in the Company, Wefunder shall use its best efforts to determine whether each underlying equity investor of Wefunder qualifies as an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. This side letter, and the definitive financing agreements, including the SPA, will constitute the full and entire understanding and agreement between us with respect to the subject matter hereof and Wefunder's purchase of the Series A-1 Preferred Stock and Series A-3 Preferred Stock. In the event of any inconsistency or conflict between the provisions of the definitive agreements, and this side letter, the provisions of this side letter will prevail and govern.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE ________.

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

LiftWave, Inc.

Founder Signature

Name: Hiten Sonpal

Title: CEO & President

Read and Approved (For IRA Use Only): **SUBSCRIBER**:

[ENTITY_NAME]

By: ______________________ By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited